Exhibit (a)(5)(C)

A registration statement relating to the securities proposed to be issued in the Offer (as defined below) has been filed with the Securities and Exchange Commission but has not yet become effective. Such securities may not be sold nor may offers to buy such securities be accepted prior to the time the registration statement becomes effective. This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of MTGE common stock (as defined below), nor is it an offer to buy or a solicitation of an offer to sell shares of Annaly common stock (as defined below), and the provisions herein are subject in their entirety to the provisions of the Offer. The Offer is made solely by the Prospectus/Offer to Exchange (as defined below), and the related Letter of Election and Transmittal (as defined below) and any amendments or supplements thereto, and is being made to all holders of shares of MTGE common stock. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of shares of MTGE common stock in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Offeror (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Offeror.

Notice of Offer by

Mountain Merger Sub Corporation

a wholly owned subsidiary of

Annaly Capital Management, Inc.

to

Exchange Each Outstanding Share of Common Stock

of

MTGE Investment Corp.

for

$9.82 in Cash and

0.9519 Shares of Common Stock of

Annaly Capital Management, Inc.

or

$19.65 in Cash

or

1.9037 Shares of Common Stock of

Annaly Capital Management, Inc.

(subject in each case to the election procedures and, in the case of an all-cash election or an all-stock election, to the proration procedures described in the

Prospectus/Offer to Exchange and related Letter of Election and Transmittal)

Annaly Capital Management, Inc. (“Annaly”), through its direct wholly owned subsidiary Mountain Merger Sub Corporation (the “Offeror”), is offering to exchange for each outstanding share of common stock of MTGE Investment Corp. (“MTGE”), par value $0.01 per share (“MTGE common stock”), validly tendered and not validly withdrawn in the Offer:

•	$9.82 in cash; and

•	0.9519 shares of common stock of Annaly, par value $0.01 (“Annaly common stock”).

We refer to the above as the “mixed consideration.” In lieu of receiving the mixed consideration, holders of shares of MTGE common stock may elect to receive, for each share of MTGE common stock that they hold, (1) $19.65 in cash (we refer to this election as the “all-cash election” and this amount as the “all-cash consideration”) or (2) 1.9037 shares of Annaly common stock (we refer to this election as the “all-stock election” and this amount as the “all-stock consideration”), upon the terms and subject to the conditions set forth in the prospectus/offer to exchange, dated May 16, 2018 (the “Prospectus/Offer to Exchange”), and in the related Letter of Election and Transmittal (the “Letter of Election and Transmittal” which, together with the Prospectus/Offer to Exchange and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

MTGE stockholders who tender their shares of MTGE common stock into the Offer and do not make a valid election will receive the mixed consideration for their shares of MTGE common stock. MTGE stockholders who make the all-cash election or the all-stock election will be subject to proration so that approximately 50.0% of the aggregate consideration in the Offer will be paid in shares of Annaly common stock and approximately 50.0% of the aggregate consideration in the Offer will be paid in cash.

THE OFFER AND THE WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 PM, EASTERN TIME, ON JUNE 18, 2018, UNLESS EXTENDED. SHARES VALIDLY TENDERED PURSUANT TO THE OFFER MAY BE WITHDRAWN

AT ANY TIME PRIOR TO THE EXPIRATION OF THE OFFER.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 2, 2018, by and among Annaly, the Offeror and MTGE (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, that the Offeror will make the Offer and promptly following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, MTGE will be merged with and into the Offeror (the “Merger”), with the Offeror continuing as the surviving corporation in the Merger and a wholly owned subsidiary of Annaly. Because the Merger will be governed by Section 3-106.1 of the Maryland General Corporation Law, no MTGE stockholder vote will be required to consummate the Merger. At the effective time of the Merger, each issued and outstanding share of MTGE common stock that has not been tendered and accepted for exchange in the Offer will be automatically canceled and converted into the right to receive, at the election of the holder, (i) the mixed consideration, (ii) the all-cash consideration or (iii) the all-stock consideration, subject to proration of the all-cash consideration or the all-stock consideration, without interest and subject to any applicable withholding taxes. Holders of shares of MTGE common stock who make the all-cash election or the all-stock election in the Merger will be subject to proration so that approximately 50.0% of the aggregate consideration in the Merger will be paid in shares of Annaly common stock and approximately 50.0% of the aggregate consideration in the Merger will be paid in cash. In addition, in the Merger, the outstanding shares of MTGE’s 8.125% Series A Cumulative Redeemable Preferred Stock (“MTGE Series A Preferred Stock”) will be automatically canceled and converted into the right to receive one share of Annaly’s 8.125% Series H Cumulative Redeemable Preferred Stock which will have rights, preferences, privileges and voting powers substantially the same as those of MTGE Series A Preferred Stock. As a result of the Merger, MTGE will cease to be a publicly traded company and will become wholly owned by Annaly. Under no circumstances will interest be paid on the purchase price for shares of MTGE common stock, regardless of any extension of the Offer or any delay in making payment for MTGE shares. The Merger Agreement is more fully described in the Prospectus/Offer to Exchange.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, the satisfaction of the Minimum Tender Condition (as described below) and the receipt of required regulatory approvals.

The “Minimum Tender Condition” requires that the number of shares of MTGE common stock validly tendered in accordance with the terms of the Offer and not validly withdrawn on or prior to 5:00 p.m., Eastern Time, on June [•], 2018 (the “Expiration Date,” unless the Offeror shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by the Offeror, shall expire), together with the shares then owned by Annaly and the Offeror (if any), represents at least a majority of the then-outstanding shares of MTGE common stock.

The Offer is also subject to other conditions as described in the Prospectus/Offer to Exchange (together with the conditions described above, the “Offer Conditions”).

The board of directors of MTGE, acting upon the unanimous recommendation of the special committee of the board of directors of MTGE, has (i) determined that the terms of the Merger Agreement and the transactions contemplated thereby are in the best interests of MTGE and its stockholders, (ii) declared the Offer, the Merger and the other transactions contemplated by the Merger Agreement advisable, and (iii) recommended that MTGE stockholders accept the Offer and tender their shares of MTGE common stock to the Offeror in the Offer.

Subject to the provisions of the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission (“SEC”), and unless MTGE consents otherwise or the Merger Agreement is otherwise terminated, the Offeror must extend the Offer (1) for the minimum period required by any rule, regulation, interpretation or position of the SEC or its staff or New York Stock Exchange or Nasdaq which is applicable to the Offer, (2) for periods of up to ten business days each (or such longer period as may be agreed by MTGE) in order to further seek to satisfy the Offer Conditions in the event that any of the Offer Conditions (other than the Minimum Tender Condition) have not been satisfied or validly waived as of any then-scheduled expiration of the Offer, and (3) for up to two successive periods of ten business days each (or such longer or shorter period as may be agreed by MTGE) if each Offer Condition (other than the Minimum Tender condition) has been satisfied or validly waived and the Minimum Tender Condition has not been satisfied as of any then-scheduled expiration of the Offer, and MTGE requests that the Offeror so extend the Offer. However, the Offeror is not required to extend the Offer beyond 11:59 p.m., Eastern Time, on February 2, 2019.

In the case of an extension, any such announcement will be issued no later than 9:00 a.m., New York City time, on the next business day following the previously scheduled expiration date. Subject to applicable law (including Rules 14d-4(c) and 14d-6(d) under the Securities Exchange Act of 1934, as amended, which require that any material change in the information published, sent or given to stockholders in connection with the Offer be promptly disseminated to stockholders in a manner reasonably designed to inform them of such change) and without limiting the manner in which the Offeror may choose to make any public announcement, the Offeror assumes no obligation to publish, advertise or otherwise communicate any such public announcement of this type other than by issuing a press release. During any extension, shares of MTGE common stock previously tendered and not validly withdrawn will remain subject to the Offer, subject to the right of each MTGE stockholder to withdraw previously tendered shares of MTGE common stock.

Subject to applicable SEC rules and regulations and the terms and conditions of the Merger Agreement, the Offeror also reserves the right, in its sole discretion, at any time or from time to time to waive any condition identified as subject to waiver under “The Offer—Conditions of the Offer” in the Prospectus/Offer to Exchange by giving oral or written notice of such waiver to the exchange agent.

The Prospectus/Offer to Exchange has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed on upon the fairness or merits of the Prospectus/Offer to Exchange or upon the accuracy or adequacy of the information contained in the Prospectus/Offer to Exchange. Any representation to the contrary is a criminal offense.

Upon the terms and subject to the satisfaction or waiver of the Offer Conditions (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Offeror will accept for exchange, and will exchange, shares validly tendered and not validly withdrawn promptly after the expiration date. In all cases, a MTGE stockholder will receive consideration for tendered shares of MTGE common stock only after timely receipt by the exchange agent of certificates for those shares, or a confirmation of a book-entry transfer of those shares into the exchange agent’s account at The Depository Trust Company (“DTC”), a properly completed and duly executed Letter of Election and Transmittal, or an agent’s message in connection with a book-entry transfer, and any other required documents.

For purposes of the Offer, the Offeror will be deemed to have accepted for exchange shares validly tendered and not validly withdrawn if and when it notifies the exchange agent of its acceptance of those shares pursuant to the Offer. The exchange agent will deliver to the applicable MTGE stockholders any cash and shares of Annaly common stock issuable in exchange for shares validly tendered and accepted pursuant to the Offer as promptly as practicable after receipt of such notice. The exchange agent will act as the agent for tendering MTGE stockholders for the purpose of receiving cash and shares of Annaly common stock from the Offeror and transmitting such cash and stock to the tendering MTGE stockholders. MTGE stockholders will not receive any interest on any cash that the Offeror pays in the Offer, even if there is a delay in making the exchange.

MTGE stockholders can withdraw tendered shares of MTGE common stock at any time until the Expiration Date and, if the Offeror has not agreed to accept the shares for exchange on or prior to July 2018, MTGE stockholders can thereafter withdraw their shares of MTGE common stock from tender at any time after such date until the Offeror accepts shares for exchange.

For the withdrawal of shares to be effective, the exchange agent must receive a written notice of withdrawal from the MTGE stockholder at one of the addresses set forth on the back cover of the Prospectus/Offer to Exchange, prior to the expiration date. The notice must include the MTGE stockholder’s name, address, social security number, the certificate number(s), the number of shares to be withdrawn and the name of the registered holder, if it is different from that of the person who tendered those shares, and any other information required pursuant to the Offer or the procedures of DTC, if applicable.

We are not providing for guaranteed delivery procedures and, therefore, MTGE stockholders must allow sufficient time for the necessary tender procedures to be completed during normal business hours of DTC prior to the expiration date. MTGE stockholders must tender their shares of MTGE common stock in accordance with the procedures set forth in the Prospectus/Offer to Exchange.

MTGE has provided the Offeror with MTGE’s stockholder list and security position listings for the purpose of disseminating the Prospectus/Offer to Exchange, the related Letter of Election and Transmittal and other related materials to MTGE stockholders. The Prospectus/Offer to Exchange and related Letter of Election and Transmittal will be mailed to record holders of shares of MTGE common stock whose names appear on MTGE’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares of MTGE common stock.

Each MTGE stockholder should read the discussion under “The Offer—Material U.S. Federal Income Tax Consequences” in the Prospectus/Offer to Exchange and should consult its own tax advisor for a full understanding of the tax consequences of the Offer and the Merger to such stockholder.

The Prospectus/Offer to Exchange and the related Letter of Election and Transmittal contain important information. Holders of shares of MTGE common stock should carefully read both documents in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at its address and telephone number set forth below. Requests for copies of the Prospectus/Offer to Exchange, the Letter of Election and Transmittal and other tender offer materials may be directed to the Information Agent. Such copies will be furnished promptly at the Offeror’s expense. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Annaly will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding tender offer materials to their customers. Except as set forth above, neither Annaly nor the Offeror will pay any fees or commissions to any broker, dealer or other person for soliciting tenders of shares pursuant to the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Bankers & Brokers Call: (212) 269-5550

All Others Call Toll-Free: (800) 669-5550

May 16, 2018